JED OIL INC.

Special Meeting of Shareholders Held on September 28, 2005

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of NI 51-102 – Continuous Disclosure Obligations

	Matter Voted Upon	Outcome of Vote	For	Against	Withheld

Special Business

*Approval by way of special resolution requires approval by a majority of not less than 2/3 of the votes cast by or on behalf of Shareholders present in person or by proxy who voted in respect of the resolution

1.	Special resolution to approve the following resolution: “BE IT RESOLVED that the authorized Common Shares of the Corporation, both issued and unissued, be split on the basis of three (3) new Common Shares for every two (2) Common Shares held prior to such split, provided that any fractional shares resulting from such split shall be rounded to the next highest whole share (as more fully set out in the Information Circular dated August 24, 2005):	Carried	99.98%	0.02%	0.04%